                             SECURITIES AND EXCHANGE COMMISSION
                                     Washington, DC 20549

                                          SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                          of the Securities Exchange Act of 1934

                        Oppenheimer Tremont Market Neutral Fund, LLC
                                     (Name of Issuer)

                        Oppenheimer Tremont Market Neutral Fund, LLC
                            (Name of Person(s) Filing Statement)

                             Limited Liability Company Interest
                              (Title of Class of Securities)

                                        68382B100
                         (CUSIP Number of Class of Securities)

                                Lisa I. Bloomberg, Esq.
                               Two World Financial Center
                            225 Liberty Street, 11th Floor
                            New York, New York 10281-1008
                                   (212) 323-0560
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
Transaction Valuation: $12,691,865.94(a)     Amount of Filing Fee: $1,493.87(b)
--------------------------------------------------------------------------------------------------------------------

     (a)  Calculated  as the  estimated  aggregate  maximum  purchase  price for twenty-five  percent  of the  Issuer's  outstanding  limited  liability  company interests based on the estimated unaudited total Net Asset Value of the Issuer's outstanding limited liability company interests as of November 30, 2006.

     (b) Calculated at 0.01177% of the Transaction Valuation.

[   ] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

  [  ] third-party tender offer subject to Rule 14d-1.
  [x ] issuer tender offer subject to Rule 13e-4.
  [  ] going-private transaction subject to Rule 13e-3.
  [  ] amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: [ ].

ITEM 1:        SUMMARY TERM SHEET

     The  information  required by Item 1 is  incorporated  by  reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:        SUBJECT COMPANY INFORMATION

     The  information  required by Item 2 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:        IDENTITY AND BACKGROUND OF FILING PERSON

     The name of the filing person is  Oppenheimer  Tremont Market Neutral Fund,
LLC (the "Fund").  The Fund's address is Two World Financial Center, 225 Liberty
Street,  New York,  New York  10281-1008,  and the  Fund's  telephone  number is
1-800-858-9826.  The  Adviser of the Fund is  OppenheimerFunds,  Inc.,  which is located at Two World Financial  Center,  225 Liberty Street,  New York, New York
10281-1008 (the "Adviser").  The Sub-adviser is Tremont Partners, Inc., which is located at Corporate Center at Rye, Suite C-300, 555 Theodore Fremd Avenue, Rye,
New York 10580 (the "Sub-Adviser"). The Fund's Independent Directors are Matthew
Fink,  Robert  Galli,  Phillip  Griffiths,  Mary Miller,  Joel  Motley,  Kenneth
Randall,  Russell  Reynolds,  Joseph  Wikler,  Peter Wold and Brian Wruble.  The
Fund's  Interested  Director is John Murphy.  The Independent  Directors and the
Interested  Director  together form the "Board".  The address for each Director, except Mr. Murphy, is 6803 S. Tucson Way, Centennial,  Colorado 80112-3924.  The
address for Mr. Murphy is Two World Financial  Center,  225 Liberty Street,  New
York, New York 10281-1008.

ITEM 4: TERMS OF THE TRANSACTION

     The  information  required by Item 4 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     This  information  required by Item 5 is  incorporated  by reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 6:        PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND
               ITS AFFILIATES

     This  information  required by Item 6 is  incorporated  by reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The  information  required by Item 7 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(ii) which are attached as exhibits to this Schedule TO.

ITEM 8:        SHARES IN SECURITIES OF THE FUND

     The  information  required by Item 8 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     No persons have been  employed,  retained or are to be  compensated  by the
Fund to make  solicitations or recommendations in connection with the Repurchase
Offer.

ITEM 10        FINANCIAL STATEMENTS

     The information  required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements  previously filed on Edgar on Form N-CSR on May 31, 2006 and the semi-annual  financial  statements  previously  filed on
EDGAR on Form  N-CSR on  November  30,  2006,  which the Fund has  prepared  and furnished to  Shareholders  pursuant to Rule 30e-1 under the Investment  Company
Act of 1940 and filed with the  Securities and Exchange  Commission  pursuant to
Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:       ADDITIONAL INFORMATION

(a)(1)         None.
    (2)        None.
    (3)        Not applicable.
    (4)        Not applicable.
    (5)        None.

(b)            None.

ITEM 12:       EXHIBITS

(a)(1)(i)      Cover Letter to Repurchase Offer
(a)(1)(ii)     Repurchase Offer Notice
(a)(1)(iii)    Form of Repurchase Request Form
(a)(1)(iv)     Form of Letter to Shareholders Regarding Acceptance of Tender of
               All Shares Held by Shareholders
(a)(1)(v)      Form of Letter to Shareholders Regarding Acceptance of Tender of
               A Portion of Shares Held by Shareholders
(a)(1)(vi)     Form of Promissory Note for Payment Regarding Acceptance of
               Tender of All Shares Held by Shareholders
(a)(1)(vii)    Form of Promissory Note for Payment regarding Acceptance of
               Tender of A Portion of Shares Held by Shareholders
(a)(2)         Not applicable.
(a)(3)         Not applicable.
(a)(4)         Not applicable.
(a)(5)         None.

(b)            Not applicable.

(d)            The Amended and Restated Limited Liability Agreement, dated
               July 1, 2005 was filed by the Registrant on July 29, 2005 as an
               Appendix to the Prospectus and is hereby incorporated by
               reference.

(g)            None.

(h)            None.

ITEM 13:       INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                                               SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                 Oppenheimer Tremont Market Neutral Fund, LLC

                                 By:      /s/ Lisa I. Bloomberg
                                 Name:    Lisa I. Bloomberg
                                 Title:   Assistant Secretary

Date:    January 31, 2007

Exhibit (a)(1)(i)

                          Oppenheimer Tremont Market Neutral Fund, LLC
                                   Two World Financial Center
                                       225 Liberty Street
                                   New York, New York 10281-1008

January 31, 2007

Dear Oppenheimer Tremont Market Neutral Fund, LLC Shareholder:

     Oppenheimer   Tremont   Market   Neutral   Fund,   LLC  is  a   closed-end,
non-diversified  management  investment  company organized as a Delaware limited liability  company (the "Fund").  This notice is to inform you about your Fund's offer to repurchase a portion of its  outstanding  interests  ("Shares")  and to provide  instructions  to  Shareholders  who would like to tender some or all of their Shares for repurchase by the Fund.  This  Repurchase  Offer is intended to provide liquidity to Shareholders,  because your Shares are not redeemable daily for cash nor are they traded on a stock  exchange.  You can offer some or all of your Shares for repurchase only during one of the Fund's Repurchase Offers.

     The  Repurchase  Offer  period will begin on  February 1, 2007,  and end on
March 2, 2007. If you wish to sell any of your Shares during this tender period, you can do so in one of the following ways:

     1. If your Shares are held in your own name  (please  refer to your account statement),  you can complete the attached Repurchase Request Form and return it to OppenheimerFunds  Services by 12:00 Midnight,  Eastern Time (ET), on March 2,
2007.  The  Fund  currently  does  not  charge  a  processing  fee for  handling repurchase requests.

     2. If your Shares are held for your retirement plan by your retirement plan trustee,  your  retirement  plan trustee must submit the repurchase  request for you. They may charge a transaction fee for that service.

     Please refer to the Fund's  Prospectus  and the enclosed  Repurchase  Offer
Notice and Repurchase  Request Form for more details.  If you are not interested in selling any of your Shares at this time,  you do not have to do anything  and can  disregard  this notice.  We will  contact you prior to the next  Repurchase
Offer.

     An Early  Withdrawal  Charge equal to 1.00% of the value of your Shares (or portion thereof)  repurchased by the Fund will apply if the date as of which the
Shares  are to be  valued  for  purposes  of  repurchase  is less  than one year following the date of your initial  investment in the Fund. If  applicable,  the
Early  Withdrawal  Charge will be deducted  before  payment of the proceeds of a repurchase.

--------------------------------------------------------------------------------
All  requests to have Shares  repurchased  must be received by  OppenheimerFunds
Services at its office in  Colorado  in good order no later than 12:00  Midnight
(ET),    on   March    2,    2007    (the    Repurchase    Request    Deadline).
--------------------------------------------------------------------------------

     Please refer to the enclosed  Repurchase Offer  documents.  If you have any
questions,   call  your   financial   adviser  or   broker,   or  you  can  call
OppenheimerFunds Services at 1.800.858.9826. Sincerely,

OppenheimerFunds Services

Exhibit (a)(i)(ii)

----------------------------------------------------------------------------------------------------------------------
                                    OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
                                             Two World Financial Center
                                                 225 Liberty Street
                                            New York, New York 10281-1008
                                                   1.800.858.9826

                                               REPURCHASE OFFER NOTICE

                            OFFER TO REPURCHASE LIMITED LIABILITY COMPANY SHARES

                                               DATED JANUARY 31, 2007

                               THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                                     12:00 MIDNIGHT (ET), ON MARCH 2, 2007
                                         UNLESS THE OFFER IS EXTENDED
----------------------------------------------------------------------------------------------------------------------

   To the Shareholders of Oppenheimer Tremont Market Neutral Fund, LLC:

     Oppenheimer Tremont Market Neutral Fund, LLC, a closed-end, non-diversified management  investment company organized as a Delaware limited liability company
(the "Fund"),  is offering to repurchase up to twenty-five  percent (25%) of the
Fund's aggregate outstanding limited liability company interests ("Shares") that are tendered by Shareholders  and not withdrawn prior to 12:00 Midnight (ET), on
March 2,  2007,  subject to any  extensions  of the offer to  repurchase  Shares
("Repurchase  Offer").  The  amount  due to any  Shareholder  whose  Shares  are repurchased will be equal to the value of the  Shareholder's  Shares (or portion thereof  being  repurchased)  determined  as of  March  30,  2007,  or,  if  the
Repurchase Offer is extended,  as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation  Date"), and based on the Net Asset Value of the  Fund's  assets as of that  date,  less an early  withdrawal  charge,  if applicable.  Shareholders may tender all, or a portion of, their Shares up to an amount such that they maintain the minimum  required  account balance of $50,000
(net of the amount of the Incentive Fee) after the repurchase of their Shares.

     Investors  should  realize  that the value of the Shares  tendered  in this
Repurchase Offer likely will change between November 30, 2006 (the last date for which Net Asset Value will have been calculated before the start of this offer),
December 29,  2006,  January 31,  2007,  February 28, 2007,  (the next dates for which Net Asset Value will be calculated)  and March 30, 2007, when the value of the Shares  tendered to the Fund will be determined  for purposes of calculating the purchase price of such Shares.  Investors  should also realize that although the  Repurchase  Offer expires at 12:00  Midnight (ET), on March 2, 2007, or, if the offer is extended,  such time and dates as the Fund designates in an amended notice to Shareholders, they remain Shareholders in the Fund until the Valuation
Date.  Any  Shareholder  who wishes to obtain the most recently  calculated  Net
Asset  Value  of  their  Shares  should  contact  OppenheimerFunds  Services  at
1.800.858.9826 during regular business hours.

     Neither the Fund nor its Board makes any  recommendation to any Shareholder regarding  whether to tender or refrain  from  participating  in the  Repurchase
Offer.  Each  Shareholder  must make an independent  decision  whether to tender
Shares and, if so, how many Shares to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund regarding  whether  Shareholders  should tender pursuant to this Repurchase
Offer.  No person has been  authorized  to give any  information  or to make any representations  in  connection  with this  Repurchase  Offer  other  than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of
Additional  Information.  If  given or made,  any such  recommendation  and such information  must not be relied upon as having been  authorized by the Fund, its
Adviser, Distributor or Sub-Adviser.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

     Questions and requests for assistance and requests for additional copies of
the  Repurchase   Offer  may  be  directed  to   OppenheimerFunds   Services  at
1.800.858.9826.

                                         SUMMARY TERM SHEET

o Oppenheimer  Tremont Market Neutral Fund, LLC (the "Fund") is offering to repurchase up to twenty-five  percent (25%) of the Fund's aggregate  outstanding limited liability company interests ("Shares") that are tendered by Shareholders and not withdrawn prior to 12:00 Midnight (ET), on March 2, 2007, subject to any extensions  of the  offer to  repurchase  Shares  ("Repurchase  Offer").  If the
Repurchase  Offer is  over-subscribed,  the Fund may repurchase  only a pro rata portion of the Shares tendered by each Shareholder. See Item 1 of the Repurchase
Offer Notice under "Formal Notice of Offer".

o The Repurchase Offer will remain open until 12:00 Midnight (ET), March 2,
2007,  or if the  Repurchase  Offer is extended,  such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline").
Net Asset Value (that is, the value of the Fund's assets minus its  liabilities, multiplied  by the  proportionate  Shares in the Fund a  Shareholder  desires to tender) will be  calculated  for this  purpose as of March 30,  2007,  or if the
Repurchase Offer is extended,  as of a date designated by the Fund in an amended notice to  Shareholders  (the  "Valuation  Date").  See Item 2 of the Repurchase
Offer Notice.

o Shareholders  must determine  whether to tender their Shares prior to the
Repurchase  Request  Deadline.  The Net  Asset  Value  at which  the  Fund  will repurchase Shares will not be calculated until the Valuation Date. The Net Asset
Value can fluctuate  and may fluctuate  between the date you submit a Repurchase
Request and the Valuation  Date. The Net Asset Value on the  Repurchase  Request
Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a Repurchase Request Form. See Item 4 of the Repurchase Offer Notice.

o If the Fund accepts the tender of a Shareholder's  Shares,  then the Fund
will  give   the   Shareholder   either   cash  or  a   non-interest   bearing,
non-transferable  promissory note ("Promissory  Note") entitling the Shareholder to  receive  an  amount  equal to the Net  Asset  Value of the  Shares  tendered determined  as of March 30, 2007.  Regardless of whether the Fund elects to give cash or a  Promissory  Note,  all  shareholders  will receive the same manner of consideration,  i.e., all receive cash or all receive a Promissory  Note, or all receive a combination thereof, in each case in equal proportion,  based upon the amount of Shares tendered by each Shareholder.  The Promissory Note will entitle the  Shareholder  to  receive  an  initial  payment  in cash  and/or  marketable securities  (where  determined  to be  necessary)  equal to at least  95% of the unaudited  Net Asset Value of the Shares  tendered by the  Shareholder  that are accepted for purchase by the Fund (the "Initial  Payment") which will be paid to the  Shareholder  no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals of its capital from any hedge funds in which the Fund invests ("Hedge  Funds") in order to fund the purchase of Shares,  no later than ten  business  days after the Fund has  received  at least 90% of the  aggregate amount  withdrawn from such Hedge Funds.  The Promissory  Note will also entitle the Shareholder to receive a contingent payment (the "Post Audit Payment") equal to the excess,  if any, of (a) the Net Asset  Value of the Shares  tendered  and purchased as of the Valuation Date, as it may be adjusted based upon the results of the  next  annual  audit of the  Fund's  financial  statements,  over (b) the
Initial  Payment.  The  Post  Audit  Payment  will be made  promptly  after  the completion  of the Fund's annual audit for its fiscal year ending March 31, 2007
(which it expects will be completed 60 days after the fiscal year end). See Item
5 of the Repurchase Offer Notice.

o An  Early  Withdrawal  Charge  equal to  1.00%  of the  value  of  Shares repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of your initial investment in the Fund. If applicable,  the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.  See Item 11 of the Repurchase Offer Notice.

o  Shareholders  who tender part of their Shares must leave an amount equal to at least $50,000 (the "Required Minimum  Balance"),  net of the amount of the
Incentive Fee (as defined in the  Prospectus) in the Fund. The Fund reserves the right to reduce the amount of Shares  repurchased  so that the Required  Minimum
Balance is maintained. See Item 7 of the Repurchase Offer Notice.

o Following  this summary is a formal notice of the Repurchase  Offer.  The
Repurchase Offer remains open until 12:00 Midnight (ET), on March 2, 2007. Until this time,  Shareholders  have the right to change  their mind and may  withdraw their Shares  submitted for  repurchase.  Shares  withdrawn may be  re-tendered, however,  provided  that such  tenders  are made before the  Repurchase  Request
Deadline by following the tender procedures  described herein. See Item 8 of the
Repurchase Offer Notice.

o  Shareholders  who would like the Fund to repurchase  all or a portion of the  Shareholder's  Shares  should  complete,  sign and  either  (i)  mail  (via certified  mail returned  receipt  requested) or otherwise  deliver a Repurchase
Request Form to Oppenheimer Funds Services,  P.O. Box 173673,  Denver,  Colorado
80217-3673  if using  regular  mail;  or (ii) if using  courier or express mail,
OppenheimerFunds  Services, 10200 E. Girard Avenue, Building D, Denver, Colorado
80231,  so long as it is received  before 12:00 Midnight (ET), on March 2, 2007.
See Item 2 of the Repurchase Offer Notice.

o The value of your Shares may change between February 1, 2007 and March 2,
2007.  The Net Asset  Value of the  Shares is  calculated  by the Fund  based on
information   that  the  Fund  receives   from  the  Adviser  and   Sub-Adviser.
Shareholders  may  obtain  the Net Asset  Value of their  Shares  by  contacting
OppenheimerFunds Services at 1.800.858.9826.  See Item 3 of the Repurchase Offer
Notice.

o Shares  tendered  pursuant to the  Repurchase  Offer may be  withdrawn or
Shareholders  may change the amount of their Shares  tendered for  Repurchase at any time prior to 12:00 Midnight (ET), on March 2, 2007. The Fund may suspend or postpone  this  Repurchase  Offer  only  by a  majority  vote  of the  Board  of
Directors.  Please  note that just as  Shareholders  have the right to  withdraw their Shares, the Fund has the right to cancel,  amend, suspend or postpone this
Repurchase  Offer any time before 12:00  Midnight  (ET), on March 2, 2007.  Also realize that although the tender offer expires at 12:00  Midnight (ET), on March
2, 2007,  Shareholders remain an investor in the Fund until March 30, 2007, when the Net Asset Value of a  Shareholder's  Shares are  calculated  for purposes of determining  the  repurchase  price of the Shares.  See Item 8 of the Repurchase
Offer Notice.

o It is the  responsibility  of each  Shareholder  who  elects to tender to confirm receipt of the Repurchase Request Form with OppenheimerFunds Services to
assure   good   delivery.   Please   send  the   Repurchase   Request   Form  to
OppenheimerFunds Services and not your financial adviser.

                                      FORMAL NOTICE OF OFFER

     1. The Offer. The Fund is offering to repurchase up to twenty-five  percent
(25%) of the Fund's aggregate  outstanding  limited  liability company interests
("Shares")  at a price equal to the  respective  Net Asset Value  ("NAV" or "Net
Asset Value") as of 12:00 Midnight  (ET), on the Valuation Date (defined  below)
upon the terms and conditions  set forth in this  Repurchase  Offer Notice,  the
Fund's  Prospectus,  and the related  Repurchase  Request Form.  Together  those documents constitute the "Repurchase Offer." The purpose of the Repurchase Offer is to  provide  liquidity  to  Shareholders  of  the  Fund.  The  offer  is  not conditioned upon the tender for repurchase of any minimum amount of Shares.

     Shareholders may obtain the most recently calculated  information regarding the Net Asset Value of their Shares by contacting  OppenheimerFunds  Services at
1.800.858.9826,  Monday through Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m. (ET). The value of Shares tended by Shareholders likely will change between  November 30, 2006 (the last date for which Net Asset
Value will have been  calculated  before the start of this offer)  December  29,
2006,  January  31,  2007,  February  28, 2007 (the next dates for which the Net
Asset Value will be calculated) and March 30, 2007, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.

     The  repurchase of Shares  pursuant to the  Repurchase  Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate
Shares in the Fund of Shareholders  who do not tender their Shares.  A reduction in the net  assets  of the  Fund  could  limit  the  Fund's  access  to  certain investment  opportunities,  cause the Fund to sell assets it would not have sold otherwise  (including public  securities),  or result in Shareholders who do not tender their  Shares  bearing  higher costs to the extent that certain  expenses borne by the Fund are relatively  fixed and may not decrease if assets  decline.
The effects of decreased Fund size and increased  proportionate  Shares owned by
Shareholders  who do not tender may be reduced or  eliminated to the extent that additional subscriptions for Shares are made from time to time.

     As of July 1, 2005,  the Fund elected to be taxed as a  corporation  and to seek to qualify as a "regulated  investment  company" under  Subchapter M of the
Internal Revenue Code (the "Tax Transition"). The Fund previously was treated as a partnership  for Federal tax purposes.  The Fund's new tax treatment  replaced the previous "capital  account"  structure (in which net increases and decreases
in  the  net  value  of  the  Fund's   assets  are  allocated  to  a  particular
Shareholder's  account  on a  generally  pro  rata  basis).  On  July  1,  2005,
Shareholders  were issued Fund Shares equal in value to their  capital  accounts immediately  preceding  the Tax  Transition.  After July 1,  2005,  Shareholders
participate in the Fund's "general account" on the basis of the number of Shares of the Fund they hold  relative to the total number of Fund Shares  outstanding.
Shareholders  refer to their Share  balances  when  calculating  the value of an investment  in the Fund.  Each  Share  will have the same  value (its "Net Asset
Value per share") and the value of a Shareholder's  account can be determined by multiplying  the number of Shares owned by such  Shareholder by the then current
Net Asset Value.

     2. Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
Shares  for  repurchase  must be  received  in proper  form by  OppenheimerFunds
Services at its office in Colorado on or before 12:00 Midnight (ET), on March 2,
2007. Repurchase Requests submitted to OppenheimerFunds Services in writing must be sent to the addresses specified in the Repurchase Request Form.  Shareholders
wishing  to  confirm  receipt  of  the  Repurchase   Request  Form  may  contact
OppenheimerFunds  Services at  1.800.858.9826 or at the address set forth in the
Repurchase  Request  Form.  The method of  delivery of any  documents  is at the election  and  complete  risk of the  Shareholder  tendering  his or her Shares, including,  but not  limited to the  failure  of  OppenheimerFunds  Services  to receive the Repurchase Request Form or any other document.

     3. Valuation  Date.  Investors  should realize that the value of the Shares tendered in this Offer  likely will change  between  November 30, 2006 (the last date for which Net Asset  Value  will have been  calculated  before the start of this offer)  December  29, 2006,  January 31, 2007,  February 28, 2007 (the next dates for which the Net Asset Value will be calculated)  and March 30, 2007 (the
Valuation  Date),  when the  value of the  Shares  tendered  to the Fund will be determined for purposes of calculating the purchase price of such Shares (unless the Repurchase Offer is extended, then as of a date designated by the Fund in an amended notice to Shareholders).  The Fund's estimated unaudited Net Asset Value per share as of the dates indicated below is:

               Month Ending                          Net Asset Value Per Share
               June 2005                                       $100.00
               July 2005                                       $101.55
               August 2005                                     $102.44
               September 2005                                  $103.29
               October 2005                                    $101.68
               November 2005                                   $102.29
               December 2005                                   $102.81
               January 2006                                    $105.47
               February 2006                                   $105.38
               March 2006                                      $106.49
               April 2006                                      $108.21
               May 2006                                        $107.51
               June 2006                                       $107.70
               July 2006                                       $107.12
               August 2006                                     $106.75
               September 2006                                  $106.61
               October 2006                                    $107.60
               November 2006                                   $109.07

     As of the close of business on November 30, 2006, there were  approximately
465,469.280 shares outstanding of the Fund.

     4. Net Asset Value. You must determine  whether to tender your Shares prior to the Repurchase  Request  Deadline,  but the Net Asset Value at which the Fund will repurchase  Shares will not be calculated until the Valuation Date. The Net
Asset Value can  fluctuate  and may  fluctuate  between the date you submit your
Repurchase  Request and the Repurchase  Request Deadline and the Valuation Date.
The Net Asset Value on the  Repurchase  Request  Deadline and the Valuation Date
could be  higher  or lower  than on the date you  submit a  Repurchase  Request.
Shareholders may obtain the most recently calculated  information  regarding the
Net Asset  Value of their  Shares by  contacting  OppenheimerFunds  Services  at
1.800.858.9826,  Monday through Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

     5.  Payment for  Repurchased  Shares.  If all Shares of a  Shareholder  are
repurchased, the Shareholder will receive an initial payment equal to 95% of the estimated  value of the Shares and the balance due will be  determined  and paid promptly  after  completion  of  the  Fund's  audit  and  be  subject  to  audit adjustment.  The total  amount that a  Shareholder  may expect to receive on the repurchase of the Shareholder's Shares (or portion thereof) will be the value of the Shareholder's  Shares (or portion thereof being  repurchased)  determined on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date,  minus any Early  Withdrawal  Charge and Incentive Fee (as defined in the Prospectus),  if applicable.  This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

     If the Fund  accepts the tender of a  Shareholder's  Shares,  then the Fund
will  give   the   Shareholder   either   cash  or  a   non-interest   bearing,
non-transferable  promissory note ("Promissory  Note") entitling the Shareholder to  receive  an  amount  equal to the Net  Asset  Value of the  Shares  tendered determined  as of March 30, 2007.  Regardless of whether the Fund elects to give cash or a  Promissory  Note,  all  shareholders  will receive the same manner of consideration,  i.e., all receive cash or all receive a Promissory  Note, or all receive a combination thereof, in each case in equal proportion,  based upon the amount of Shares tendered by each Shareholder.  The Promissory Note will entitle the  Shareholder  to  receive  an  initial  payment  in cash  and/or  marketable securities  (where  determined  to be  necessary)  equal to at least  95% of the unaudited  Net Asset Value of the Shares  tendered by the  Shareholder  that are accepted for purchase by the Fund (the "Initial  Payment") which will be paid to the  Shareholder  no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals  of its capital from any Hedge Funds in order to fund the  purchase  of  Shares,  no later than ten  business  days after the Fund has received at least 90% of the aggregate  amount  withdrawn from such Hedge Funds.
The  Promissory  Note will also entitle the  Shareholder to receive a contingent payment (the "Post Audit Payment")  equal to the excess,  if any, of (a) the Net
Asset Value of the Shares tendered and purchased as of the Valuation Date, as it may be adjusted  based upon the  results of the next annual  audit of the Fund's financial statements,  over (b) the Initial Payment. The Post Audit Payment will be made promptly  after the completion of the Fund's annual audit for its fiscal year ending March 31, 2007 (which it expects will be completed 60 days after the fiscal year end).

     6.  Increase  in Amount of Shares  Repurchased;  Pro Rata  Repurchases.  If
Shareholders  tender for  repurchase  more  outstanding  Shares than the Fund is offering to  repurchase  during the  offering  period,  the Fund may (but is not obligated  to)  increase  the  outstanding  Shares  that the Fund is offering to purchase by up to two percent (2%) on the Repurchase  Request  Deadline.  If the outstanding  Shares  tendered for repurchase  exceed the amount that the Fund is offering to repurchase,  the Fund will repurchase only a pro rata portion of the
Shares  tendered by each  Shareholder.  There can be no assurance  that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares that you own. In the event of an oversubscribed Repurchase Offer, you may be unable to liquidate  some or all of your Shares at Net Asset  Value.  You may have to wait  until a  subsequent  Repurchase  Offer (if any) to tender  the
Shares that the Fund was unable to  repurchase,  and you would be subject to the risk of Net Asset Value fluctuations during that time.

     7.  Amount of  Tender.  Shareholders  may  tender all or a portion of their
Shares. In addition,  a Shareholder who tenders for repurchase only a portion of their Shares will be required to maintain a minimum  account balance of $50,000, net of the amount of the  Incentive  Fee, if any, that is to be debited from the account of the  Shareholder  as of the date that the Fund  values the Shares for repurchase.  The Fund  maintains the right to reduce the portion of Shares to be repurchased  from a Shareholder so that the required  minimum account balance is maintained.  The Fund will promptly  notify the  Shareholder  if the tender of a portion of Shares for repurchase would reduce such Shareholder's account balance to less than $50,000.

     The Fund may redeem all or part of a  Shareholder's  Shares if, among other reasons,  ownership  of Shares by a  Shareholder  or other person will cause the
Fund to be in  violation  of certain  laws,  continued  ownership  of Shares may adversely affect the Fund, any of the  representations  and warranties made by a
Shareholder in connection  with the acquisition of Shares was not true when made or has ceased to be true, or the Adviser  otherwise  determines that it would be in the best interest of the Fund to do so. The Fund reserves the right to reduce that portion of the Shares to be purchased  from a  Shareholder  to maintain the
Shareholder's  account balance at $50,000 if a Shareholder  tenders a portion of
Shares and the repurchase of that portion would cause the Shareholder's  account balance to fall below this required minimum.

     8. Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the  Repurchase  Offer may be withdrawn or the amount of Shares  tendered for
Repurchase  may be changed at any time  prior to 12:00  Midnight  ET on March 2,
2007  (the  "Repurchase  Request  Deadline").  Shareholders  must send a written notice to  OppenheimerFunds  Services at one of its  addresses  specified in the
Repurchase  Request Form, and  OppenheimerFunds  Services must receive it before the  Repurchase  Request  Deadline.  All  questions  as to the form and validity
(including  time of receipt) of a notice of withdrawal will be determined by the
Fund, in its sole discretion, and such determination shall be final and binding.
Shares  properly  withdrawn  shall not  thereafter  be deemed to be tendered for purposes of the Repurchase Offer.  However,  withdrawn Shares may be re-tendered prior to the Repurchase  Request Deadline by following the procedures  described herein.  In addition,  Shares tendered  pursuant to the Repurchase  Offer may be withdrawn if not yet accepted for payment  after the  expiration  of 40 business days from the commencement of the Repurchase Offer.

     9. Suspension or Postponement  of Repurchase  Offer.  The Board of the Fund
may suspend or postpone  this  Repurchase  Offer only by a majority  vote of the
Directors (including a majority of the disinterested Directors) and only:

     (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is  closed, other than customary  weekend and holiday  closings,  or during which trading in such market is restricted;

     (B) for any period  during which an  emergency  exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably  practicable  for the Fund fairly to determine the value of its net assets; or

     (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

     10. Tax  Consequences.  A tender of Shares pursuant to the Repurchase Offer will be  treated as a taxable  sale of the  Shares if the tender (i)  completely terminates  the  Shareholder's  interest in the Fund,  (ii) is treated under the
Internal Revenue Code as a distribution that is "substantially disproportionate"
or (iii) is treated under the Internal  Revenue Code as a  distribution  that is
"not essentially equivalent to a dividend".  A "substantially  disproportionate"
distribution generally requires a reduction of at least 20% in the Shareholder's proportionate interest in the Fund after all Shares are tendered. A distribution
"not essentially  equivalent to a dividend" requires that there be a "meaningful reduction"  in the  Shareholder's  interest,  which  should  be the  case if the
Shareholder has a minimal  interest in the Fund,  exercises no control over Fund affairs and suffers a reduction in his or her proportionate  interest.  The Fund intends to take the position that tendering  Shareholders  will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized  will be treated as a capital gain or loss by  Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than twelve  months.  If the  transaction is not treated as a sale, the amount  received upon a sale of Shares may consist in whole or in part of  ordinary  dividend  income,  a return of capital or capital gain,  depending on the Fund's earnings and profits for its taxable year and the
Shareholder's  basis in the Shares.  In  addition,  if any amounts  received are treated as a dividend to tendering Shareholders,  a constructive dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

     Shareholders  should consult their tax advisers  regarding the specific tax consequences,  including  state and local tax  consequences,  of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

     11. Early Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for repurchases.  However, if you tender for repurchase Shares that  are  subject  to Early  Withdrawal  Charges  as  described  in the  Fund's
Prospectus,  and if those Shares are  repurchased  by the Fund,  the  applicable
Early Withdrawal  Charge will be deducted from the proceeds of the repurchase of your Shares.  If you ask the Fund to repurchase a specific dollar amount of your
Shares,  and if those  Shares are  subject  to Early  Withdrawal  Charges,  then
(assuming your request is not subject to pro-ration) the Fund will repurchase an amount  sufficient  to pay  the net  proceeds  you  have  requested  and  enough additional Shares to pay the applicable Early Withdrawal Charge.

     12. Proper Form of Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility  (including,  for example, the time of receipt) and acceptance  of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The Fund reserves the right to reject  any and all  tenders  of  repurchase  requests  for  Shares determined  not to be in the proper form, or to refuse to accept for  repurchase any Shares if, in the  opinion  of counsel to the Fund,  paying for such  Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions  of this  Repurchase  Offer or any  defect in any  tender of  Shares, whether in general or with respect to any particular  Shares or  Shareholder(s).
The Fund's  interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.  Unless  waived,  any defects or  irregularities  in connection with  repurchase  requests must be cured within the times as the Fund shall  determine.  Tenders of Shares  will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund,  OppenheimerFunds Services,  OppenheimerFunds,  Inc. (the
Fund's  Adviser),   Tremont   Partners,   Inc.  (the  Fund's   Sub-Adviser)  nor
OppenheimerFunds  Distributor,  Inc.  (the  Fund's  Distributor),  nor any other person is or will be obligated  to give notice of any defects or  irregularities in repurchase  requests tendered,  nor shall any of them incur any liability for failure to give any such notice.

     13. Certain Information About the Fund. The Fund does not have any plans or proposals  that relate to or would result in: (a) the  acquisition by any person of additional  Shares (other than the Fund's  intention to accept  subscriptions for Shares from time to time in the  discretion of the Fund) or the  disposition of Shares,  other than as  disclosed  in the  Prospectus;  (b) an  extraordinary transaction,  such as a merger,  reorganization  or  liquidation,  involving the
Fund; (c) any material change in the present distribution policy or indebtedness or  capitalization  of the Fund;  (d) any change in the identity of the Adviser,
Sub-Adviser  or  Directors  of the  Fund,  or in  the  management  of  the  Fund including,  but not limited to, any plans or  proposals  to change the number or term of the members of the Board of Directors of the Fund,  to fill any existing vacancy  for a  Director  of the Board or to  change  any  material  term of the investment advisory  arrangements with the Adviser;  (e) a sale or transfer of a material amount of assets of the Fund (other than as the managers  determine may be  necessary or  appropriate  to fund any portion of the  repurchase  price for
Shares  acquired  pursuant to this  Repurchase  Offer or in connection  with the ordinary  portfolio  transactions of the Fund); (f) any other material change in the Fund's  structure or business,  including any plans or proposals to make any changes in its fundamental  investment policy for which a vote would be required by Section 13 of the  Investment  Company Act of 1940; or (g) any changes in the
LLC Agreement or other actions that may impede the acquisition of control of the
Fund by any person.

     During the past 60 days,  other than the  acceptance of  subscriptions  for
Shares in December 2006 and January 2007, no  transactions  involving the Shares were effected by the Fund, the Adviser, the Sub-Adviser, the Board or any person controlling the Fund or controlling the Adviser,  Sub-Adviser or any Director of the Fund.

     14.  Miscellaneous.  The  Repurchase  Offer is not being  made to, nor will tenders  be  accepted  from,  Shareholders  in any  jurisdiction  in  which  the
Repurchase  Offer or its acceptance would not comply with the securities or Blue
Sky  laws  of  such  jurisdiction.  The  Fund  reserves  the  right  to  exclude
Shareholders  from  the  Repurchase  Offer  in any  jurisdiction  in which it is asserted that the  Repurchase  Offer cannot  lawfully be made. The Fund believes that such  exclusion  is  permissible  under  applicable  laws and  regulations, provided  the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

     Neither the Fund nor its Board makes any  recommendation to any Shareholder regarding  whether to tender or refrain  from  participating  in the  Repurchase
Offer.  Each  Shareholder  must make an independent  decision  whether to tender
Shares and, if so, how many Shares to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund whether  Shareholders  should tender pursuant to this Repurchase  Offer. No
person  has  been   authorized   to  give  any   information   or  to  make  any
representations  in  connection  with this  Repurchase  Offer  other  than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of
Additional  Information.  If given or made,  any such  recommendations  and such information  must not be relied upon as having been  authorized by the Fund, its
Adviser, the Sub-Adviser or Distributor.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

     For the Fund's  current  Net Asset Value and other  information  about this
Repurchase Offer, or for a copy of the Fund's Prospectus,  call OppenheimerFunds
Services at 1.800.858.9826 or contact your financial adviser.

Dated:  January 31, 2007

Exhibit (a)(1)(iii)

                                  FORM OF REPURCHASE REQUEST FORM

---------------------------------------------------------------------------------------------------------------------------------------
                             OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
---------------------------------------------------------------------------------------------------------------------------------------
                                       REPURCHASE REQUEST FORM

To: Oppenheimer Tremont Market Neutral Fund, LLC:

     Please  repurchase the Shares of  Oppenheimer  Tremont Market Neutral Fund,
LLC designated below on the Valuation Date that applies to this Repurchase Offer which expires on March 2, 2007. I understand  that if my repurchased  Shares are subject to an Early  Withdrawal  Charge,  that charge will be deducted  from the proceeds of my repurchased Shares.

------------------------------------------------ -------------------------------------------------------------------
Name(s) of Registered Shareholders:
(Please fill in EXACTLY as listed on your Fund
statement):
------------------------------------------------ -------------------------------------------------------------------
------------------------------------------------ -------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed on your Fund
statement):
------------------------------------------------ -------------------------------------------------------------------
------------------------------------------------ -------------------------------------------------------------------
Your Daytime Telephone Number:            Area Code: (         ) Telephone No.:
------------------------------------------------ -------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
------- ------------------- -----------------------------------------------------------------------------------------
|_|     Full Tender         Please tender my entire Shares
------- ------------------- -----------------------------------------------------------------------------------------
------- ------------------- -----------------------------------------------------------------------------------------
|_|     Partial Tender      Please tender all but $________________ of my
                            Shares
                            (Please  note:  A $50,000  minimum  balance  must
                            be retained  (net of the amount of the Incentive Fee)
------- ------------------- -----------------------------------------------------------------------------------------
------- ------------------- -----------------------------------------------------------------------------------------
                            Please repurchase enough of my Shares so that I will
                            receive $___________________.
                            (If an Early  Withdrawal  Charge  applies,  enough
                            of my  Shares  will be  repurchased, subject to
|_|     Dollar Amount       pro-ration,  to provide the net proceeds  requested.
                            Please note: A $50,000 minimum account balance must
                            be retained.)
------- ------------------- -----------------------------------------------------------------------------------------

Payment and Delivery Instructions:

     A check for the proceeds of  repurchased  Shares will be issued in the name of the  registered  Shareholder(s)  and  mailed to the  address of record on the account.  If  alternative  payment and  delivery  is  required,  please  provide instructions  here.  All  signatures  must  be  guaranteed,  unless  all  of the conditions on the following page apply.

Alternative Mailing Instructions:                    ___________________________
                                                     ___________________________

Alternative Wiring Instructions:    Bank Name:                __________________
                                    ABA#:                     __________________
                                    Account Name:             __________________
                                    Account #:                __________________
                                    For Further Credit To:    __________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o        Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
o        If the Shares are held by two or more joint holders, ALL SHAREHOLDERS
         MUST SIGN BELOW.
o        If the Shares are held in an outside IRA or 403(b)(7) account, please have your custodian submit the request on your behalf.
o        If the Shares are held in the name of a trustee,  executor,  guardian, attorney-in-fact,  corporation,  partnership  or other representative capacity,  include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to
         OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following conditions apply:

o        This Repurchase Request Form is signed by all registered holder(s) of the Shares, AND
o        There is no change of registration for the Shares you will continue to hold, AND
o        The payment of the  repurchase  proceeds  is to be sent to the registered  owners of the Shares at the  address  shown in the Shares registration on your account statement, AND
o        The repurchase proceeds will be less than or equal to $100,000.

     In all  other  cases,  ALL  signatures  must  be  guaranteed  by one of the following: U.S. bank, trust company, credit union or savings association,  or by a  foreign  bank that has a U.S.  correspondent  bank,  or by a U.S.  registered dealer or broker in securities,  municipal securities, or government securities, or by a U.S. national securities exchange, a registered  securities  association or a clearing agency. Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:_______________________________                 Signatures(s) of owner(s)
                                              exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

____________________________________                 ___________________________
(Signature)                                               (Signature of Owner)

____________________________________                 ___________________________
(Name)  (Title)                                      (Signature of Joint Owner)

     If you have any questions about this form, call  OppenheimerFunds  Services at 1.800.858.9826.

     This form must be RECEIVED by  OppenheimerFunds  Services by 12:00 Midnight
(ET), March 2, 2007 (the Repurchase Request Deadline),  if you want to sell some or all of your account of the  Oppenheimer  Tremont  Market  Neutral Fund,  LLC.
Repurchase  Requests  received by  OppenheimerFunds  Services  cannot be revoked after the Repurchase Request Deadline.

------------------------------------------------------- -------------------------------------------------------------
    If you are using regular mail,    If you are using courier or express mail,
    send this form to:                  send this form to:
    OppenheimerFunds Services              OppenheimerFunds Services
    PO Box 173673                          10200 E. Girard Avenue, Building D
    Denver, Colorado 80217-3673            Denver, Colorado 80231
------------------------------------------------------- -------------------------------------------------------------

     Neither the Fund nor its Board makes any  recommendation to any Shareholder regarding  whether to tender or refrain  from  participating  in the  Repurchase
Offer.  Each  Shareholder  must make an independent  decision  whether to tender
Shares and, if so, how many Shares to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund regarding  whether  Shareholders  should tender pursuant to this Repurchase
Offer.  No person has been  authorized  to give any  information  or to make any representations  in  connection  with this  Repurchase  Offer  other  than those contained in this Repurchase Offer or in the Fund's  Prospectus and Statement of
Additional  Information.  If given or made,  any such  recommendations  and such information  must not be relied upon as having been  authorized by the Fund, its
Adviser, Sub-Adviser or Distributor.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES
                            HELD BY SHAREHOLDER

Date: __________________

Dear Shareholder:

     Oppenheimer  Tremont Market Neutral Fund, LLC (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

     Because  you  have  tendered  and  the  Fund  has  purchased   your  entire
investment,  you have been paid a note (the "Note")  entitling you to receive an initial payment of 95% of the estimated  repurchase price based on the unaudited
Net Asset Value of the Fund as of March 30, 2007 (the "Valuation  Date"),  after subtraction of any applicable charges, including a 1.00% Early Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the  repurchase  is less  than  one  year  following  the  date of your  initial investment in the Fund, in accordance  with the terms of the  Repurchase  Offer.
You will  receive an initial  payment in this  amount via wire or check,  as per your instructions on your Repurchase  Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five (45) days of the
Valuation  Date unless the Fund has  requested a withdrawal  of its capital from any Hedge  Fund(s)  in order to fund the  repurchase  of  Shares,  in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount withdrawn by the Fund from such Hedge Funds.

     The terms of the Note provide that a contingent  payment  representing  the balance of the purchase  price,  if any, will be paid to you promptly  after the completion of the Fund's March 31, 2007 fiscal  year-end audit and is subject to fiscal year-end audit  adjustment.  This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2007.

     The  Note is held by  OppenheimerFunds  Services  on your  behalf  for your safety  and  convenience.  Once  payment  has been made to you in full under the terms of the Note, the Note will be cancelled.

     Should  you have any  questions,  please  call your  financial  adviser  or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(v)

FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
                     SHARES HELD BY SHAREHOLDER

Date: __________________

Dear Shareholder:

     Oppenheimer  Tremont Market Neutral Fund, LLC (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

     Because  you have  tendered  and the Fund has  purchased  a portion of your investment,  you have been paid a note (the  "Note")  entitling  you to  receive payment of 100% of the  estimated  repurchase  price based on the  unaudited Net
Asset  Value of the Fund as of March 30,  2007  (the  "Valuation  Date"),  after subtraction  of any  applicable  charges,  including the 1.00% Early  Withdrawal
Charge  that  applies  if the date as of which the  Shares  are to be valued for purposes  of the  repurchase  is less than one year  following  the date of your initial  investment in the Fund, in accordance  with the terms of the Repurchase
Offer.  You will receive a payment in this amount via wire or check, as per your instructions  on your  Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer,  payment will be made within  forty-five (45) days of the
Valuation  Date unless the Fund has  requested a withdrawal  of its capital from any Hedge Funds in order to fund the repurchase of Shares, in which case payment will be made ten (10)  business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Funds.

     The  Note is held by  OppenheimerFunds  Services  on your  behalf  for your safety  and  convenience.  Once  payment  has been made to you in full under the terms of the Note, the Note will be cancelled.

     You remain a  Shareholder  of the Fund with  respect to the portion of your
Shares in the Fund that you did not tender.

     Should  you have any  questions,  please  call your  financial  adviser  or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(vi)

FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL SHARES
                          HELD BY SHAREHOLDER

     Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
twenty-five percent (25%) of Oppenheimer Tremont Market Neutral Fund, LLC's (the
"Fund") aggregate  outstanding limited liability company interests ("Shares") at a price  equal to the Net Asset Value on the  Valuation  Date upon the terms and conditions set forth in the Repurchase Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee
(the  "Payee") an amount  equal to the  estimated  Net Asset Value of the Shares tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This Note  entitles  the Payee to  receive an  initial  payment,  valued in accordance with the terms of the Repurchase Offer,  equal to at least 95% of the estimated value of the Shares (the "Initial  Payment") which will be paid to the
Payee in the form of a wire  within  forty-five  (45) days  after the  Valuation
Date,  unless the Fund has  requested a withdrawal of its capital from any Hedge
Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10)  business  days  after the Fund has  received  at least 90% of the aggregate  amount  withdrawn  by the Fund  from  such  Hedge  Fund(s).  An Early
Withdrawal  Charge  of  1.00%  of the  value  of  Shares  (or  portion  thereof)
repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of the Payee's initial investment in the Fund. If applicable,  the Early Withdrawal
Charge will be deducted before payment of the proceeds of a repurchase.

     This Note also  entitles  the Payee to a  contingent  payment  equal to the excess,  if any, of (x) the Net Asset  Value of the Shares (or portion  thereof)
repurchased by the Fund as of the date of such  repurchase,  determined based on the audited  financial  statements of the Fund for the fiscal year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable  promptly  after the  completion  of the audit of the  Fund's  financial statements for the fiscal year ending March 31, 2007.

     Both the initial and contingent  payments  hereunder shall be paid in cash, provided,  however, that if the Fund's Board determines that payment of all or a portion of the purchase  price by a  distribution  of  marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining  Shareholders  of the  Fund,  then  such  payment  shall  be  made  by distributing  such  marketable  securities,  all as more fully  described in the
Repurchase Offer.

     Both the initial and contingent  payment of this Note shall be made by wire to the Payee,  as per the Payee's  instruction on the  Repurchase  Request Form.
This Note may not be pledged,  assigned or otherwise  transferred  by the Payee.
This Note shall be construed  according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

     Any  capitalized  term used  herein but not defined  herein  shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                   Oppenheimer Tremont Market Neutral Fund, LLC

                                   By: _____________________________________

Exhibit (a)(1)(vii)

FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION
                       OF SHARES HELD BY SHAREHOLDER

     Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase   Offer")  up  to
twenty-five percent (25%) of Oppenheimer Tremont Market Neutral Fund, LLC's (the
"Fund") aggregate  outstanding limited liability company interests ("Shares") at a price  equal to the Net Asset Value on the  Valuation  Date upon the terms and conditions set forth in the Repurchase Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee
(the  "Payee") an amount  equal to the  estimated  Net Asset Value of the Shares tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This Note  entitles  the Payee to receive a payment,  valued in  accordance with the terms of the Repurchase Offer,  equal to at least 100% of the estimated value of the Shares (the "Initial  Payment")  which will be paid to the Payee in the form of a check or wire  within  forty-five  (45) days  after the  Valuation
Date,  unless the Fund has  requested a withdrawal of its capital from any Hedge
Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10)  business  days  after the Fund has  received  at least 90% of the aggregate  amount  withdrawn  by the Fund  from  such  Hedge  Fund(s).  An Early
Withdrawal  Charge  of  1.00%  of the  value  of  Shares  (or  portion  thereof)
repurchased  by the Fund will apply if the date as of which the Shares are to be valued for purposes of  repurchase  is less than one year  following the date of the Payee's initial investment in the Fund. If applicable,  the Early Withdrawal
Charge will be deducted before payment of the proceeds of a repurchase.

     The payment hereunder shall be paid in cash, provided, however, that if the
Fund's Board  determines  that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse  effect of the  Repurchase  Offer on the remaining  Shareholders  of the
Fund,  then  such  payment  shall  be  made  by  distributing   such  marketable
securities, all as more fully described in the Repurchase Offer.

     The  payment of this Note  shall be made by wire to the  Payee,  as per the
Payee's instruction on the Repurchase Request Form.

     This Note may not be pledged,  assigned  or  otherwise  transferred  by the
Payee. This Note shall be construed according to and governed by the laws of the
State of New York  without  giving  effect to the  conflict  of laws  principles thereof.

     Any  capitalized  term used  herein but not defined  herein  shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                  Oppenheimer Tremont Market Neutral Fund, LLC

                                  By: _____________________________________